SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

ALIGOS THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

ALIGOS THERAPEUTICS, INC.

(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

01626L105

(CUSIP Number of Class of Securities)

Lawrence M. Blatt, Ph.D.

Chief Executive Officer

Aligos Therapeutics, Inc.

One Corporate Dr., 2nd Floor

South San Francisco, California 94080

(800) 466-6059

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Mark V. Roeder

John C. Williams

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Amendment No. 1 to Schedule TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2024 (together with any amendments and supplements thereto, the “Schedule TO”) by Aligos Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to eligible employees and directors to exchange certain outstanding eligible stock options to purchase up to an aggregate of 4,464,262 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for a lesser number of shares of Common Stock, calculated in accordance with specified exchange ratios.

This Amendment is being filed in accordance with Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. This Amendment is made to amend and supplement the Schedule TO and reflect the final results of the Offer to Exchange. Only those items that are amended are reported in this Amendment. Except as specifically set forth herein, the information set forth in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported in the Schedule TO. You should read this Amendment together with the Schedule TO and its exhibits. All capitalized terms used herein have the same meanings as given in the Schedule TO.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended to include the following information:

“The Option Exchange expired on February 27, 2024 at 11:59 p.m. Eastern Time. A total of 51 employees and directors elected to participate in the Option Exchange. Pursuant to the terms and conditions of the Option Exchange, the Company accepted for exchange Eligible Options to purchase an aggregate of 3,880,332 shares of Common Stock, representing approximately 93% of the total shares of Common Stock underlying the Eligible Options. All surrendered options were cancelled effective as of the expiration of the Option Exchange. On February 28, 2024, the Company granted Replacement Options to purchase an aggregate of 1,906,153 shares of Common Stock under the 2020 Plan. The vesting terms of the Replacement Options are described in detail in the Offer to Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2024	ALIGOS THERAPEUTICS, INC.

	By:	/s/ Lesley Ann Calhoun
Name: Lesley Ann Calhoun
Title: Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(a)(1)(i)*	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated January 30, 2024

(a)(1)(ii)*	Email to all eligible participants from Lawrence M. Blatt, Ph.D.

(a)(1)(iii)*	Form of Terms of Election

(a)(1)(iv)*	Form of Announcement Email

(a)(1)(v)*	Form of Reminder Email Communication

(a)(1)(vi)*	Form of Email Confirming Receipt of Election

(a)(1)(vii)*	Form of Final Reminder Email

(a)(1)(viii)*	Screen Shots of Option Exchange Website

(a)(1)(ix)*	Option Exchange Frequently Asked Questions

(a)(1)(x)*	Option Exchange Presentation for Eligible Participants

(a)(1)(xi)*	Communication to Eligible Participants (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on January 25, 2024)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)(1)*	2020 Incentive Award Plan (incorporated herein by reference to Exhibit 10.6(a) to the Company’s Registration Statement on Form S-1/A (File No. 333-249077), filed with the SEC on October 9, 2020)

(d)(2)*	Form of Stock Option Grant Notice and Stock Option Agreement under the 2020 Incentive Award Plan (incorporated herein by reference to Exhibit 10.6(b) to the Company’s Registration Statement on Form S-1/A (File No. 333-249077), filed with the SEC on October 9, 2020)

(g)	Not applicable

(h)	Not applicable

107*	Calculation of Filing Fees

*	Previously filed with the Tender Offer Statement on Schedule TO on January 30, 2024.